
CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
th Floor, Two Pacific Place
Queensway, Hong Kong
ephone: (852) 2840 8873
simile : (852) 2845 5445
w.cathaypacific.com


05009690

Our Ref: CSA/CPA6/5(e)

SUPPL

28th June 2005


SEC MAIL PROCESSING
RECEIVED
JUL 12 2005
WASH. D.C.
198
SECTION

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sirs/Madam,

Cathay Pacific Airways Limited: File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published today in The Standard for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED


PROCESSED
JUL 15 2005
THOMSON
FINANCIAL

David Fu
Deputy Company Secretary

DF/df
Encl.

c.c.: Mr. D. Andres Estay, Assistant Vice President, The Bank of New York (w/e, by fax: 001-1-212-571-3050)
Ms. Kammy Yuen, Assistant Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\Dorisfu - CPA\Letter\CPA6-5-General Correspondence.doc

The Standard Tuesday, June 28, 2005

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Announcement
Continuing Connected Transactions with DHL
Independent financial adviser: Commerzbank AG

Reference is made to the Company's announcement dated 17th October 2002 regarding the Transactions pursuant to the Services Agreement, in respect of which the Waiver was granted by the Stock Exchange.

As the fee payable by DHL to AHK for the Services is projected to exceed the Waiver Limit, the Company is required to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

The Company has obtained written approval from a closely allied group of shareholders. An application has been submitted to the Stock Exchange for granting a waiver to the Company from the requirement to hold a general meeting to approve the Services Agreement, the Term and the Annual Cap.

A circular containing the particulars of the Services Agreement, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser will be dispatched to Shareholders as soon as practicable.

Background

Reference is made to the Company's announcement dated 17th October 2002 regarding the continuing connected transactions ("Transactions") relating to the Services Agreement between AHK and DHL dated 17th October 2002 (the "Services Agreement") which was subsequently amended, pursuant to which AHK provides to DHL services in respect of the sale of space on certain cargo services operated by AHK in the Asian region for the carriage of DHL's air express materials (the "Services").

Payment is made in cash by DHL to AHK against invoice presented monthly within 30 days from the date of receipt of the invoice.

The term of the Services Agreement ("Term") is for the period from 17th October 2002 to 31st December 2018, with an option exercisable by DHL to extend beyond 31st December 2018 for a period to be agreed by the parties. It may be terminated before expiration of the full term in certain circumstances, including upon material default by a party and continuing force majeure.

The Directors consider that the Term, being more than three years, is of normal business practice due to AHK's significant investment in acquisition of freighter aircraft, which are depreciated over at least 20 years, for provision of the Services.

In this connection, a waiver ("the Waiver") was granted by the Stock Exchange from strict compliance with the then connected transaction requirements in the Listing Rules, subject to the value of the Transactions for any relevant year not exceeding 3% of the audited consolidated net tangible assets of the Company ("the Waiver Limit").

The Waiver Limit has not been exceeded as of the date of this announcement. It is expected that, from 2005 onwards, the annual value of the Transactions will exceed the Waiver Limit and the Company is required to comply with the applicable requirements relating to continuing connected transactions under the Listing Rules.

The Annual Cap

On the basis of the prices negotiated at an arm's length with DHL in respect of the capacity to be provided for the Services, the Directors estimate that the maximum aggregate annual value (the "Annual Cap") of the Transactions will not exceed the amounts set out below:

For the year ending 31st December (HK$ million):

2005	2006	2007
1,350	1,600	2,000

The Annual Cap has been determined by reference to the annual value of the Transactions of HK$43 million from 17th October to 31st December 2002, HK$322 million in 2003 and HK$715 million in 2004, to which a cushion has been added to provide flexibility for possible changes in the level of Services associated with the growth in AHK's aircraft fleet (with five Airbus A300-600F freighter aircraft as at 31st December 2004, four aircraft under firm orders from 2005 to 2006 and an option for a further two aircraft for 2007).

Reasons for, and benefits of, the Transactions

The provision of air cargo capacity to DHL is part of the normal commercial activity of the Company and AHK in the ordinary and normal course of their business that makes substantial contribution to the Company's and AHK's revenue and profitability.

Connection between the parties

DHL is a connected person of the Company because of its 40% attributable interest in the Company's subsidiary AHK.

Compliance with Listing Rules

As the highest of the relevant percentage ratios as defined under Rule 14.07 of the Listing Rules (other than the profits ratio) in respect of the Transactions will, on an annual basis, be more than 2.5%, the Company has to comply with the announcement, reporting and shareholders' approval requirements under Rule 14A.35 of the Listing Rules.

Commerzbank AG has been appointed as Independent Financial Adviser to advise the Independent Board Committee and the shareholders on the Services Agreement, the Term and the Annual Cap, which are subject to independent shareholders' approval. The Company has received written approval from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,566,233,246 shares (46.35%) and 859,353,462 shares (25.43%) respectively of the total issued share capital of the Company. Swire and CITIC are connected persons of each other. No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14A.18 of the Listing Rules. An application has been submitted to the Stock Exchange for granting a waiver to the Company from the requirement to hold a general meeting to approve the Services Agreement, the Term and the Annual Cap.

A circular containing the particulars of the Services Agreement, a letter from the Independent Board Committee and a letter from the Independent Financial Adviser will be dispatched to Shareholders as soon as practicable.

The Company will comply with the continuing obligations under Rules 14A.37-41 of the Listing Rules and will re-comply with the relevant Listing Rules after 31st December 2007 or if the Annual Cap is exceeded or when there is a material change to the terms of the Services Agreement.

Opinion of the Directors

The Directors, including the independent non-executive Directors, consider that the terms of the Services Agreement, as subsequently amended, are fair and reasonable and in the interests of the Company and its shareholders as a whole and have been negotiated on an arm's length basis in the usual and ordinary course of business, on normal commercial terms and on terms no more favourable to DHL than those which the Company would offer to parties which are not connected persons (as defined under the Listing Rules) of the Company.

Directors

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Robert Atkinson, Philip Chen, Derek Cridland and Tony Tyler;
Non-Executive Directors: Martin Cubbon, Henry Fan, James Hughes-Hallett, Vernon Moore, David Turnbull, Raymond Yuen, Carl Yung and Zhang Xianlin; and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

Definitions

"AHK"	AHK Air Hong Kong Limited, owned 60% by the Company and 40% by DHL, the principal activity of which is the operation of cargo airline services.
"CITIC"	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
"Company"	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
"DHL"	DHL International GmbH (formerly DHL International Limited), the principal activity of which is the provision of international express distribution services.
"Directors"	The directors of the Company.
"Independent Board Committee"	An independent committee of the Board of Directors comprising Peter Lee, Raymond Or, Jack So and Tung Chee Chen, all of whom are independent non-executive Directors.
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange.
"Stock Exchange"	The Stock Exchange of Hong Kong Limited.
"Swire"	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.

By Order of the Board
Cathay Pacific Airways Limited
Margaret Yu
Company Secretary
Hong Kong, 27th June 2005


SWIRE


CATHAY PACIFIC